EXHIBIT 99.28(m)(ii)

APPENDIX A

This APPENDIX A, amended as of June 25, 2014, is Appendix A to the Shareholder Servicing Plan of the Old Westbury Funds, Inc.

SHAREHOLDER SERVICING FEES

Portfolios	Annual Shareholder Servicing Fee*

Fixed Income Fund	0.2%

Small & Mid Cap Fund	0.2%

Large Cap Strategies Fund	0.2%

Large Cap Core Fund	0.2%

Strategic Opportunities Fund	0.2%

Municipal Bond Fund	0.2%

Real Return Fund	0.2%

* Annual fees payable to BTNA are expressed as a percentage of the average daily net asset value of the shares of the particular Portfolio beneficially owned by or attributable to clients of BTNA and any Shareholder Sub-Servicing Agents.